

SEC

16012357

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silicon Valley Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 S. El Camino Real, Suite 1289
(No. and Street)

San Mateo	CA	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer (404) 371-4250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blake Warner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silicon Valley Partners LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED CALIFORNIA ACKNOWLEDGEMENT / JURAT DATE: 2/19/2016

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on this 19 day of FEBRUARY, 2016, by BLAKE WARNER, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


MERCEDES E. NAVARRO
COMM:2118198
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires July 31, 2019
UPS5
UPS5

(Seal) Signature

Description of Attached Document:

Title or Type of Document: OATH OR AFFIRMATION

Silicon Valley Partners LLC
400 S. El Camino Real, Suite 1289
San Mateo, CA 94402
Tel (415) 494-3400
Fax (415) 494-3401
www.svpartners.com



SILICONVALLEY
PARTNERS

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

Financial Statements for the Year Ended December 31, 2015
and
Report of Independent Registered Public Accounting Firm

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Valley Partners LLC

We have audited the accompanying statement of financial condition of Silicon Valley Partners LLC as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Silicon Valley Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Valley Partners LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Silicon Valley Partners LLC's financial statements. The supplemental information is the responsibility of Silicon Valley Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015

ASSETS

Current Assets	
Cash	$26,151
Accounts receivable	26,300
Prepaid expenses	10,787
Total current assets	$63,238
Furniture and Equipment	
Gross furniture and equipment	$39,838
Less: accumulated depreciation	(36,403)
Total furniture and equipment	$3,435
Other assets	2,635
Total Assets	$69,308

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable	$7,266
Accrued expenses	2,730
Total current liabilities	$9,996
Total liabilities	$9,996
Member's Equity	$59,312
Total Liabilities and Member's Equity	$69,308

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue	
Investment banking services	$267,349
Consulting services	244,284
Client reimbursed expenses	8,889
Total revenue	**$520,522**
Expenses	
Compensation and benefits	$216,341
Office rent	58,288
Communications and IT services	41,622
Travel and business development	23,926
Professional fees	24,400
Taxes, licenses and permits	12,298
Office expenses	7,095
Depreciation	9,182
Insurance	5,431
Marketing and promotion	2,414
Total expenses	**$400,997**
Net operating income	**$119,525**
Other expense	(258)
Net income	**$119,267**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2015

Member's equity as of January 1,	$69,045
Plus: Net income	119,267
Plus: Capital contributions	1,000
Less: Member distributions	(130,000)
Member's equity as of December 31,	$59,312

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2015

Operating activities	
Net income	$119,267
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	9,182
Accounts receivable	11,527
Prepaid expense	(859)
Accounts payable	(7,115)
Accrued expenses	(3,970)
Net cash provided by operations	$128,032
Financing activities	
Capital contributions	$1,000
Member distributions	(130,000)
Net cash used by financing	($129,000)
Net decrease in cash	($968)
Cash at beginning of year	$27,119
Cash at end of year	$26,151

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

As of December 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Organization and Nature of Business

Silicon Valley Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2011. The Company is a Delaware limited liability company and a wholly owned subsidiary of JBW Ventures LLC (the "Parent" and sole Member).

The Company provides (a) advisory services for mergers and acquisitions and capital raising transactions; and (b) finance and accounting consulting services for early-stage private companies.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

Basis of Presentation

The Company is a single member limited liability company with no subsidiaries. The Company is engaged in two lines of business: (1) as a securities broker-dealer, and, (2) a consultant to early-stage companies on internal finance and accounting practices. The Company financial statements should be read in conjunction with the Company's consolidated financial statements and the accompanying notes thereto.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable. Consulting services fees are generally based on hourly rates that are negotiated on a case by case basis with each client. The revenue is recognized in the period in which the services are rendered.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Member files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Member is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012.

Accounts Receivable

Accounts receivable represent receivables from customers from investment banking or consulting services. Management has determined that no valuation allowance is needed.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of two to five years.

2. CONCENTRATIONS

Concentration of Revenue

The Company's top five customers accounted for 93% of revenue for the twelve months ended December 31, 2015 as detailed in the table below:

	FYE 2015
Customer #1	28%
Customer #2	23%
Customer #3	19%
Customer #4	18%
Customer #5	5%

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. RELATED PARTY TRANSACTION

The Company made distributions to its Member during the year ended December 31, 2015 as detailed in the table below and accompanying Statement of Changes in Member's Equity:

	FYE 2015
Distributions	$130,000

4. COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2015 is as listed below:

	Office Rent
2016	$42,705

Rent expense for the year ended December 31, 2015 was $58,288 and is shown on the accompanying Statement of Operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $15,488, which was $11,154 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 62%.

6. SUBSEQUENT EVENT

The Company evaluated subsequent events through February 20, 2016, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Supplementary Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2015

SCHEDULE OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$59,312
Deductions and/or Charges:	
Non-allowable assets:	
Accounts receivable	(26,300)
Prepaid expenses	(10,787)
Furniture and equipment - net	(3,435)
Deposits	(2,635)
Net Capital	$16,155
Aggregate Indebtedness	
Accounts payable	$7,266
Accrued expenses	2,730
Total aggregate indebtedness	$9,996
Computation of Basic Net Capital Requirement	
Minimum net capital required	$5,000
Excess net capital	$11,154
Net capital in excess of the greater of:	
(a) 6 2/3% of aggregate indebtedness; or	$15,488
(b) $5,000	$11,154
Percentage of aggregate indebtedness to net capital	62%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.

Supplementary Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds or securities for or owe money on securities to its customers.

Supplementary Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Valley Partners LLC

We have reviewed management's statements, included in Silicon Valley Partners LLC's Annual Exemption Report, in which (1) Silicon Valley Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silicon Valley Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Silicon Valley Partners LLC stated that Silicon Valley Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Silicon Valley Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silicon Valley Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
February 20, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Exemption Report

We, as members of management of Silicon Valley Partners LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

SILICON VALLEY PARTNERS LLC



Blake Warner
Managing Partner

February 10, 2016

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Silicon Valley Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Silicon Valley Partners LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Silicon Valley Partners LLC's compliance with the applicable instructions of Form SIPC-7. Silicon Valley Partners LLC's management is responsible for Silicon Valley Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

goldman & COMPANY CPAs

SIPC General Assessment Reconciliation Form SIPC-7

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1248*******************ALL FOR AADC 940
068589 FINRA DEC
SILICON VALLEY PARTNERS LLC
400 S EL CAMINO REAL STE 1289
SAN MATEO CA 94402-1703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Blake Warner
415-494-3434

2. A. General Assessment (item 2e from page 2) $ 668.37

B. Less payment made with SIPC-6 filed (**exclude interest**) (337.50)

07-18-15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 330.87

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 330.87

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 330.87

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Silicon Valley Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7 day of January, 20 16.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 520,522

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — <8,889>

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

BASIC ACCOUNTING SERVICES FOR START-UPS — <244,284>

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions — <253,173>

2d. SIPC Net Operating Revenues — $ 267,349

2e. General Assessment @ .0025 — $ 668.37

(to page 1, line 2.A.)


SILICONVALLEY
PARTNERS

February 20, 2016

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To whom it may concern,

Enclosed are two (2) copies of our firm's annual audited financial statements for the year ending December 31, 2015. The copies have been notarized for final submission. Please let me know if you have any questions regarding the enclosed.

Sincerely,

Blake Warner
Managing Partner

Enclosure: 2015 Audit (2 copies)

Silicon Valley Partners LLC
400 El Camino Real, Suite 1289
San Mateo, California 94402
tel (650) 393-5661